CO-DIAGNOSTICS, INC.

May 13, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Co-Diagnostics, Inc. — Registration Statement on Form S-3 (File No. 333-295803)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-295803) (the “Registration Statement”) of Co-Diagnostics, Inc. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 5:00 p.m., Eastern Time, on May 15, 2026, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dorsey & Whitney LLP, by calling Dan Lyman at (801) 933-4028.

Very truly yours,

CO-DIAGNOSTICS, INC.

/s/ Brian Brown
Brian Brown
Chief Financial Officer